April 29, 2011

VIA EDGAR AND BY HAND

Ms. Sonia G. Barros

Ms. Stacie D. Gorman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:                        Western Asset Mortgage Capital Corporation

Registration Statement on Form S-11 (File No. 333-159962)

Dear Ms. Barros and Ms. Gorman:

On behalf of Western Asset Mortgage Capital Corporation, a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 6 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 5 to the Registration Statement filed with the Commission on March 24, 2011.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter dated April 21, 2011 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

General

1.                                    We note that you have revised your disclosure in your prospectus. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 2 without limitation, the following examples:

•                “The U.S. Department of Treasury and the Department of Housing and Urban Development on February 11, 2011 presented a report to Congress outlining different options to reform the housing finance market. The most important theme in this report was the reduction of the government’s role in, and the return of private capital to, this market. A detailed plan to achieve this was not laid out, but several tools were recommended, which include increasing guarantee fees, decreasing loan limits, and tightening underwriting criteria for conforming loans. We believe these changes will reduce the future supply of Agency RMBS, limit mortgage refinancing and associated prepayment risk, and improve the future convexity of the Agency RMBS market, which we view as positive developments for existing Agency RMBS.”

•                “We believe investors continue to seek incremental spreads relative to U.S Treasury Notes in a low yield environment and financial institutions continue to prefer high quality, liquid fixed income assets to generate strong but conservative net interest margins to repair their balance sheets. With yield spreads on Agency RMBS at what our Manager views as attractive levels, our Manager believes the residential mortgage sector should continue to be well sponsored.”

•                “Our Manager believes recent economic data suggest an improvement in U.S. economic growth. However, certain indicators such as high unemployment, low levels of capacity utilization, and continued stress in the housing and construction markets all point to a muted recovery. We believe this slow growth environment should keep the yield curve relatively steep and promote continued demand for Agency and non-Agency RMBS.”

•                “As capital markets have recovered, commercial banks have re-entered the secured lending market which has quickened the pace of the recovery of asset values in the credit markets. Financing of Agency and non-Agency RMBS is currently widely available through, among other vehicles, repurchase agreements. Haircuts, or the discount attributed to the value of securities sold under repurchase agreements, average between 3% and 10% for Agency RMBS and average between 10% and 50% for non-Agency RMBS, depending on the specific security used as collateral for such repurchase agreements.”

The statements in the Registration Statement constituting business and industry data and the support for each such statement is set forth in Exhibit 1 hereto.

2.                                    We note your use of acronyms in the forepart of the prospectus. Please avoid the use of acronyms that are not commonly known. See Rule 421(b) of Regulation C.

The Company has removed acronyms that it believes are not commonly known from the forepart of the prospectus.

3.                                    Please advise us why you believe that disclosure regarding dilution pursuant to Item 506 of Regulation S-K is not required. We note that it appears your officers and directors and certain employees of your manager will receive share grants at the time the offering will be consummated.

We supplementally advise the Staff that the Company will not grant any shares of common stock to any individuals at the time of the offering other than to grant an aggregate of 4,500 shares of common stock to its three director nominees.  The Registration Statement has been revised accordingly.  The number of shares that may be granted to the Manager at the time of the offering has not yet been determined. When this has been determined, we will advise the Staff whether or not disclosure regarding dilution is required and, if necessary, revise the Registration Statement accordingly.

4.                                    We note your disclosure that you may enter into “to-be-announced” forward contracts and various swap agreements. Please revise your disclosure in the prospectus to discuss potential counterparty risks associated with such arrangements.

The Company has revised the disclosure on page 43 to discuss the potential counterparty risks associated with “to-be-announced” forward contracts and swap agreements.

Summary, page 1

Current Market Opportunities, page 2

5.                                    Please explain what you mean by the phrase “convexity of the Agency RMBS Market.”

The Company has revised the disclosure on pages 2 and 84, replacing the word “convexity” with the word “volatility” in order to clarify the phrase.

Disciplined Investment Approach, page 6

6.                                    Please explain what you mean by the phrase “credit-adjusted refinancing incentive.”

The Company has revised the disclosure on pages 7 and 92, replacing the phrase “credit-adjusted refinancing incentive” with the phrase “the incentives a homeowner might have to refinance” in order to clarify the phrase.

 Risk Management, page 7

7.                                    We note your disclosure that you may “purchase interest rate swaps, interest rate swaptions, interest cancellable swaps, interest rate caps, interest rate corridors, Eurodollar futures contracts and options on such contracts, and other interest rate and non-interest rate derivatives, including, but not limited to, total return swaps.’ We also note that you intend to invest in “to be announced” securities. Please explain what interest rate swaptions and interest rate corridors are. Please provide an analysis as to how these investments will not subject you to regulation as an investment company under the Investment Company Act of 1940. Please disclose any exemption you intend to rely on and discuss how your investment strategy will support the exemption.

We supplementally inform the Staff that an interest rate swaption is an option to purchase an interest rate swap.  An interest rate corridor is composed of a long interest rate cap position and a short interest rate cap position. The buyer of the corridor purchases a cap with a lower strike while selling a second cap with a higher strike. The premium earned on the second cap then reduces the cost of the structure as a whole. The buyer of the corridor is then protected from rates rising above the first cap’s strike, but exposed again if they rise past the second cap’s strike.  The Company has revised the disclosure on page 9 to clarify the meaning of “swaptions” and “interest rate corridors.”

We also supplementally inform the Staff that the aggregate fair value of any interest rate swaps, interest rate swaptions, interest cancelable swaps, interest rate caps, interest rate corridors, Eurodollar futures contracts and options on such contracts and other hedging transactions in which the Company may engage will not exceed 20% of the value of the Company’s adjusted total assets, and as a result such positions will not cause the Company to be an “investment company” as defined in Section 3(a)(1) of the Investment Company Act of 1940.  The Company has revised the disclosure on pages 19, 40 and 103 to indicate this.

As described in the Registration Statement, the Company intends to invest primarily in agency and non-agency whole-pool certificates (“Certificates”).  Newly issued Certificates are issued by governmental agencies on a “to-be-announced” or “TBA” basis.  This means that when the Company enters into a TBA contract, the underlying Certificate has yet to be issued by the government agency that is creating the mortgage pool that will issue the related Certificate.  The TBA contract is an agreement that the buyer will purchase the Certificate on a settlement date in the following month.  For example, a buyer may enter into a contract to purchase a specified amount of TBA Certificates on April 15, for Certificates that will be issued in May, with a settlement date of May 15.  Until the May 15th settlement date, the buyer does not receive the Certificate and the seller does not receive payment.  The Company can determine how much to pay for the Certificate because the TBA Certificate is issued subject to certain parameters with respect to the mortgages that the government agency may place in the pool, and during the period between the time the contract is entered into and the Certificate is issued, the issuer identifies mortgages that meet those requirements and populates the pool with those mortgages.  This is the standard way in which Certificates are issued and it is our belief that any mortgage REIT that acquired newly issued Certificates acquires such Certificates in this manner.

When the Company purchases a Certificate on a TBA basis, it is entitled to the payment of interest and repayment of principal on the Certificate that accrue from the date the trade is entered into and paid after the settlement date and is entitled to any benefit from the appreciation in value of the Certificate and is subject to the risks of (i) depreciation in value, (ii) failure to pay interest or repay principal and (iii) fluctuations in value of the TBA resulting from prepayments.  Thus, the Company’s economic experience of owning the Certificate begins on the date of purchase and not on the date of settlement, because it would be legally entitled to the upside of owning the Certificate and exposed to the downside risk of owning the Certificate, including prepayment risk.  Furthermore, the Company has informed us that the Certificates acquired on a TBA basis are recorded on its balance on the date on which the Company enters into the TBA contract.

The foregoing demonstrates that Certificates purchased on a TBA basis are Qualifying Real Estate Assets for purposes of the exemption under Section 3(c)(5)(C) of the 1940 Act, as (i) TBA transactions are the standard method for governmental issuers of Certificates to issue new Certificates, and it would be extremely odd to take the view that Certificates are qualifying assets for purposes of 3(c)(5)(C) but that mortgage REITs relying on the exemption cannot purchase them from issuers in accordance with standard market practice, (ii) the Company will have the same economic experience as if it had actually acquired the Certificate because it will bear all of the risks and enjoy all of the benefits incidental to ownership related to a Certificate from the date it enters into the TBA trade and (iii) the Company will record ownership of the underlying Certificate on its books and records from the date the trade is entered into for accounting purposes, not the settlement date.

Summary Risk Factors, page 8

8.                                    Please add a summary risk factor state to address the fact that you intend to rely on short-term financing and, as a result, you are especially exposed to changes in the availability of financing.

The Company has revised the disclosure on pages 11 and 43 to indicate that it is especially exposed to the risk that it will be unable to procure, renew or replace adequate financing because of the short-term nature of repurchase agreements.

Our Structure, page 11

9.                                    Please identify the individuals that have investment control and dispositive power with respect to Legg Mason, Inc. and Western Asset Management Company.

The Company has revised the disclosure on page 13 in response to the Staff’s comment.

Management Agreement, page 12

10.                            Please provide an estimate of the dollar amount of the management fee to be paid to the manager in the first full fiscal year, assuming the maximum number of securities registered arc sold in this offering and the private placement. Refer to Item 4 of Industry Guide 5.

The Company has revised the disclosure on pages 15 and 127 to include an estimate of the management fee to be paid in the first fiscal year.

Risk Factors, page 21

There are conflicts of interest in our relationship..., page 41

11.                            Please revise to disclose, if true, that manager compensation will be increased as a result of a common stock offering even if the offering were dilutive to existing shareholders.

The Company has revised the disclosure on page 54 to indicate that manager compensation would be increased as a result of a common stock offering, even if the offering were dilutive to existing stockholders.

Management’s Discussion and Analysis ..., page 59

Factors Impacting Our Operating Results, page 60

12.                            Please explain what the Constant Prepayment Rate is and how it is determined.

The Company has revised the disclosure on pages 70-71 to clarify the meaning of Constant Prepayment Rate and explain how it is determined.

Business, page 71

Our Manager, page 72

13.                            We note that you provide disclosure regarding the average years of experience of the management team. References to the average years of experience are not appropriate. Please remove this disclosure here and throughout your prospectus.

The Company has removed references to the average years of experience of the management team from page 85 and throughout the Registration Statement.

Our Potential Target Assets, page 76

14.                            Based on your current expectations and estimates, please revise your disclosure to assign percentages to each asset class to clarify the allocation of your investment portfolio. Please provide similar disclosure in your use of proceeds section.

The Company has revised the disclosure on pages 22, 63 and 89 to include percentages that clarify the allocation of the Company’s investment portfolio.

Our Manager and the Management Agreement, page 102

Other Key Personnel of Our Manager, page 102

15.                            Please provide all of the disclosure required by Item 401 of Regulation S-K for Mr. Johnson and Ms. Wongtrakool. For example only, please disclose the year when these individuals became portfolio managers. Please refer to Item 401(c) of Regulation S-K.

The Company has revised the disclosure on page 121 to include the disclosure required by Item 401 of Regulation S-K for Mr. Johnson and Ms. Wongtrakool.

Historical Performance of Our Manager…,page 111

16.                            Please provide the disclosure required by Item 8.A.2 of Industry Guide 5.

The Company has revised the disclosure on page 133 to include the disclosure required by Item 8.A.2 of Industry Guide 5.

Underwriting, page 151

17.                            Please disclose any historical banking and commercial dealings between the underwriters and the company or its affiliates.

The Company has revised the disclosure on page 185 to disclose any historical banking and commercial dealings between the underwriters and the Company or its affiliates.

Financial Statements and Notes

18.                            We note your intention to file the audit report from your independent registered accounting firm by amendment. We will continue to monitor your filing for the inclusion of this report and its corresponding consent.

The Company has included the audit report of PricewaterhouseCoopers LLP on page F-1 and the corresponding consent as Exhibit 23.3.

Appendix 1

19.                            Please revise Table III for each investment vehicle to disclose total assets and leverage.

The Company has revised each Table III in the Appendix to disclose total assets and leverage.

Exhibits

20.                            Please file the lock-up agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

The Company will file the form of the Underwriting Agreement as Exhibit 1.1 to the Registration Statement in the next amendment.  The lock-up agreements will be included as Exhibit C and Exhibit D to the Underwriting Agreement.

21.                            We note that you intend to enter into indemnification agreements with each of your directors and officers. Please file these agreements in accordance with Item 601(6)(10) of Regulation S-K.

The Company will file the form of the Indemnification Agreement as Exhibit 10.6 to the Registration Statement in the next amendment.

Signatures

22.                            Please revise to identify your principal financial officer. To the extent that Bruce Alberts also serves as your principal financial officer, please revise to indicate as such in your amended filing.

The Company has revised page II-6 to indicate that Mr. Alberts is the Company’s principal financial officer.

* * * * *

Please contact the undersigned at (212) 735-3574 should you require further information or have any questions.

Very truly yours,

/s/ David J. Goldschmidt
David J. Goldschmidt

cc:                              Charles A. Ruys de Perez

Western Asset Mortgage Capital Corporation

c/o Western Asset Management Company

385 East Colorado Boulevard

Pasadena California 91101

Yolanda Crittendon, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Jay L. Bernstein, Esq.

Andrew S. Epstein, Esq.

Clifford Chance US LLP

31 West 52 Street

New York, New York 10019

Exhibit 1

[Provided to the Staff supplementally]